PAUL, WEISS, RIFKIND, WHARTON & GARRISON
SOLICITORS AND INTERNATIONAL LAWYERS

寶維斯律師事務所
香港及國際律師

12TH FLOOR, HONG KONG CLUB BUILDING 3A CHATER ROAD, CENTRAL, HONG KONG
TELEPHONE (852) 2536-9933 FACSIMILE (852) 2536-9622

WRITER'S DIRECT DIAL NUMBER

WRITER'S DIRECT E-MAIL ADDRESS

WRITER'S DIRECT FACSIMILE

PARTNERS
JEANETTE K. CHAN
JOHN E. LANGE


05013134

Rule 12g3-2(b) File No. 82-34792

December 8, 2005

By Hand Delivery

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,



Jeanette K. Chan

Enclosures

ANNEX A

Date	Description
November 23, 2005	Announcement of the Results for the Three and Nine Months Ended 30 September 2005

Tencent 騰訊

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

RECEIVED
2005 DEC -7 P 2:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANNOUNCEMENT OF THE RESULTS FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2005

The Board of Directors (the "Board") of Tencent Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively, the "Group") for the three and nine months ended 30 September 2005. These results have been reviewed by PricewaterhouseCoopers, the auditors of the Company (the "Auditors"), in accordance with the International Standard on Review Engagements 2400 "Engagements to review financial statements" issued by the International Auditing and Assurance Standards Board, and by the Audit Committee of the Company, comprising a majority of the independent non-executive directors of the Company.

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 SEPTEMBER 2005 AND 31 DECEMBER 2004

	Notes	**Unaudited 30 September 2005** *RMB'000*	Audited (as restated) (Note) 31 December 2004 *RMB'000*
ASSETS			
Non-current assets			
Fixed assets		**243,272**	142,080
Intangible assets		**18,437**	-
Held-to-maturity investments		**244,357**	167,374
Deferred tax assets		**93,658**	-
Available-for-sale investments		**4,046**	-
		603,770	309,454
Current assets			
Accounts receivable		**277,345**	192,725
Prepayments, deposits and other receivables		**48,120**	50,347
Financial assets held for trading		**468,345**	666,900
Term deposits with initial term of over three months		**275,773**	784,054
Cash and cash equivalents		**1,605,883**	859,841
		2,675,466	2,553,867
Total Assets		**3,279,236**	2,863,321

	Notes	Unaudited 30 September 2005 *RMB'000*	Audited (as restated) (Note) 31 December 2004 *RMB'000*
EQUITY			
Shareholders' equity			
Share capital		**193**	192
Share premium		**1,785,525**	1,777,721
Share-based compensation reserve	*1*	**21,499**	5,583
Other reserves		**66,609**	52,442
Retained earnings		**1,031,779**	816,300
		2,905,605	2,652,238
LIABILITIES			
Non-current liabilities			
Deferred tax liabilities		**144**	-
Current liabilities			
Accounts payable		**5,843**	2,506
Other payables and accruals		**164,753**	79,912
Dividends payable		**-**	145
Current income tax liabilities		**13,579**	5,648
Other tax liabilities		**9,284**	59,650
Deferred revenue		**180,028**	63,222
		373,487	211,083
Total Liabilities		**373,631**	211,083
Total Equity and Liabilities		**3,279,236**	2,863,321

Note: The retained earnings and share-based compensation reserve as at 31 December 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payment" (see Note 1.1).

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2005

		Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
			(as restated) (Note)		*(as restated) (Note)*
	Notes	**2005** *RMB'000*	2004 *RMB'000*	**2005** *RMB'000*	2004 *RMB'000*
Revenues					
Internet value-added services		**204,658**	109,393	**523,605**	313,892
Mobile and telecommunications value-added services		**121,154**	173,655	**391,923**	472,526
Online advertising		**34,683**	15,995	**75,146**	37,057
Others		**2,334**	1,943	**6,291**	5,577
		362,829	300,986	**996,965**	829,052
Cost of revenues		**(118,804)**	(115,184)	**(329,695)**	(303,499)
Gross profit		**244,025**	185,802	**667,270**	525,553
Other gains, net		**15,997**	5,621	**43,050**	7,549
Selling and marketing expenses		**(51,603)**	(27,720)	**(135,617)**	(77,725)
General and administrative expenses		**(91,182)**	(50,447)	**(235,304)**	(113,883)
Operating profit		**117,237**	113,256	**339,399**	341,494
Finance costs, net		**(42,351)**	(696)	**(42,517)**	(588)
Profit before income tax		**74,886**	112,560	**296,882**	340,906
Income tax benefit/(expenses)	5	**2,869**	(6,122)	**64,800**	(16,127)
Profit for the period		**77,755**	106,438	**361,682**	324,779
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)					
- basic	6	**0.044**	0.061	**0.204**	0.225
- diluted	6	**0.043**	0.059	**0.199**	0.221

Note: The cost of revenues, selling and marketing expenses and general and administrative expenses for the three and nine months ended 30 September 2004 have been restated as a result of the adoption of IFRS 2 (issued 2004), "Share-based Payment" (see Note 1.1).

NOTES

1 **Summary of significant accounting policies**

1.1 ***General information, basis of preparation and presentation***

Tencent Holdings Limited (the "Company") was incorporated in the Cayman Islands. The shares of the Company have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 16 June 2004.

The Company is an investment holding company. The Company and its subsidiaries (collectively, the "Group") are principally engaged in the provision of Internet and mobile value-added services and online advertising services to users in the People's Republic of China (the "PRC").

The condensed consolidated balance sheet as at 30 September 2005 and condensed consolidated income statements for the three and nine months ended 30 September 2005, condensed consolidated cash flow statement and condensed consolidated statement of changes in shareholders' equity for the nine months ended 30 September 2005 (collectively defined as the "Interim Financial Information") of the Group are prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting" issued by the International Accounting Standards Board.

The Interim Financial Information should be read in conjunction with the Auditors' report and the audited consolidated financial statements of the Group for the year ended 31 December 2004 (the "2004 Financial Statements") as set out in the 2004 annual report of the Company dated 17 March 2005.

Except for those mentioned below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are consistent with those used in the 2004 Financial Statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") under the historical cost convention, as modified by the revaluation of financial assets at fair value through the income statement.

In 2005, the Group adopted the following revised and newly released IFRS which should be applied for periods beginning on or after 1 January 2005 and are relevant to its operations. The 2004 Financial Statements have been restated as required, in accordance with the relevant requirements.

IAS 1 (revised 2003), Presentation of Financial Statements
IAS 8 (revised 2003), Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003), Events after the Balance Sheet Date
IAS 16 (revised 2003), Property, Plant and Equipment
IAS 17 (revised 2003), Leases
IAS 21 (revised 2003), The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003), Related Party Disclosures
IAS 27 (revised 2003), Consolidated and Separate Financial Statements
IAS 32 (revised 2003), Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003), Earnings per Share
IAS 38 (revised 2004), Intangible Assets
IAS 39 (revised 2003), Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004), Share-based Payment

The adoption of IAS 1, 8, 10, 16, 17, 21, 24, 27, 32, 33 and 39 (all revised in 2003) did not result in substantial changes to the Group's accounting policies. The adoption of IAS 38 formed the accounting policy for intangible assets recognised by the Group in the current period (see Note 1.3).

The adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payment. Prior to this, the provision of share options to employees did not result in a charge in the income statement. Subsequent to the adoption of IFRS 2, the Group charges the cost of share options to the income statement (see Note 1.2).

The adoption of IFRS 2 requires retrospective application of all the share options granted to employees after 7 November 2002 and not vested as at 1 January 2005, which has resulted in the following:

	Three months ended 30 September		**Nine months ended 30 September**	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Increase in share-based compensation reserve	**6,073**	1,537	**21,499**	3,789
Decrease in retained earnings brought forward as previously reported	**—**	—	**5,583**	—
Increase in cost of revenues	**1,379**	532	**3,599**	1,320
Increase in selling and marketing expenses	**984**	248	**2,785**	744
Increase in general and administrative expenses	**3,710**	757	**9,532**	1,725
Decrease in basic earnings per share	**RMB0.0034**	RMB0.0009	**RMB0.0090**	RMB0.0026
Decrease in diluted earnings per share	**RMB0.0033**	RMB0.0009	**RMB0.0088**	RMB0.0026

1.2 ***Share-based compensation***

The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by making reference to the fair value of the options granted with the use of an option-pricing model, excluding the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the Company revises its estimate of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

1.3 ***Intangible assets***

Intangible assets mainly include a non-compete agreement, computer software and technology acquired from a third party company (the "Vendor"). They are initially recognised at their respective fair values by allocating the total purchase consideration paid to the Vendor as ascertained by a third party professional valuer. Intangible assets other than goodwill are amortised on a straight-line basis over their estimated useful lives of three to five years.

2 Segment information

Business segment is the Group's primary basis of segment reporting. The business segment information of the Group for the three and nine months ended 30 September 2005 and 2004 are presented as follows:

	Unaudited				
	Three months ended 30 September 2005				
	Internet value-added services	Mobile and telecom-munications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	204,658	121,154	34,683	2,334	362,829
Gross profit/(loss)	142,749	76,880	25,150	(754)	244,025
Other gains, net					15,997
Selling and marketing expenses					(51,603)
General and administrative expenses					(91,182)
Operating profit					117,237
Finance costs, net					(42,351)
Profit before income tax					74,886
Income tax benefit					2,869
Profit for the period					77,755

	Unaudited (as restated) Three months ended 30 September 2004				
	Internet value-added services	Mobile and telecom-munications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	109,393	173,655	15,995	1,943	300,986
Gross profit/(loss)	70,738	105,696	10,863	(1,495)	185,802
Other gains, net					5,621
Selling and marketing expenses					(27,720)
General and administrative expenses					(50,447)
Operating profit					113,256
Finance costs, net					(696)
Profit before income tax					112,560
Income tax expenses					(6,122)
Profit for the period					106,438

	Unaudited				
	Nine months ended 30 September 2005				
	Internet value-added services	**Mobile and telecom-munications value-added services**	**Online advertising**	**Others**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	523,605	391,923	75,146	6,291	996,965
Gross profit/(loss)	366,344	251,048	52,815	(2,937)	667,270
Other gains, net					43,050
Selling and marketing expenses					(135,617)
General and administrative expenses					(235,304)
Operating profit					339,399
Finance costs, net					(42,517)
Profit before income tax					296,882
Income tax benefit					64,800
Profit for the period					361,682

	Unaudited (as restated) Nine months ended 30 September 2004				
	Internet value-added services	Mobile and telecom-munications value-added services	Online advertising	Others	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	313,892	472,526	37,057	5,577	829,052
Gross profit/(loss)	208,387	296,044	24,687	(3,565)	525,553
Other gains, net					7,549
Selling and marketing expenses					(77,725)
General and administrative expenses					(113,883)
Operating profit					341,494
Finance costs, net					(588)
Profit before income tax					340,906
Income tax expenses					(16,127)
Profit for the period					324,779

The Group mainly operates its businesses in the PRC (excluding Hong Kong) and the respective assets are located in the PRC. The Group also holds certain financial assets as investments which are traded in other territories.

3 **Share option schemes**

The Company adopted two share option schemes for the purpose of providing incentives to its directors, eligible employees and consultants:

(i) *Pre-IPO Share Option Scheme (the "Pre-IPO Option Scheme")*

Under the Pre-IPO Option Scheme, the Board granted options to eligible employees, including executive directors of the Company, to subscribe for shares in the Company. The Pre-IPO Option Scheme will expire on 31 December 2011.

The total number of shares in respect of which options were granted under the Pre-IPO Option Scheme was not permitted to exceed 7.5% of the shares in issue on the date the offer of the grant of an option was made. The number of ordinary shares in respect of which options were granted to any individual was not permitted to exceed 10% of the number of ordinary shares issued and issuable under the scheme. Options granted had to be taken up within 15 days of the date of grant, upon payment of RMB1 per grant. As at the effective date of the IPO of the Company on 16 June 2004, all options under this scheme had been granted.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. All the options are exercisable in installments from the commencement of the relevant vesting period until 31 December 2011.

In the event of any alterations made to the capital structure of the Company whilst any options granted remain exercisable, whether by way of capitalisation of profits or reserves, rights issue, consolidation, sub-division, or reduction of the share capital of the Company or otherwise howsoever in accordance with legal requirements or in any event of any distribution of the Company's capital assets to its shareholders on a pro rata basis (whether in cash or in species) other than dividends paid out of the net profits attributable to its shareholders for each financial year of the Company, such corresponding alterations shall be made to: (i) the number or nominal amount of shares subject to the options of the scheme so far unexercised; (ii) the subscription price; or (iii) the method of exercise of the option.

(ii) *Post-IPO Share Option Scheme (the "Post-IPO Option Scheme")*

The Post-IPO Option Scheme was adopted by the Company on 24 March 2004. The Board may, at its discretion, invite any employee, consultant or director of any company in the Group to take up options to subscribe for shares at a price determined by it pursuant to the terms of the Post-IPO Option Scheme.

The options vest in four equal tranches either after the expiration of a 12-month, 24-month, 36-month and 48-month period beginning on the date of the grant, respectively, or after the expiration of a 24-month, 36-month, 48-month and 60-month period beginning from the commencement date of employment, respectively. The Post-IPO Option Scheme will remain in force for a period of ten years, commencing on the adoption date.

The maximum number of shares in respect of which options may be granted under the Post-IPO Option Scheme, and under any other share option scheme of the Company (including the Pre-IPO Option Scheme), shall not exceed 10% of the relevant class of securities of the Company in issue as at the date of the IPO.

4 Expenses by nature

	Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Employee benefits expenses *(Note)*	**90,124**	40,413	**224,223**	107,629
Mobile and Telecom Charges and bandwidth and server custody fees	**70,230**	86,421	**203,146**	230,339
Promotion and advertising expenses	**24,267**	14,603	**63,914**	39,578
Travelling and entertainment expenses	**13,690**	7,950	**36,429**	21,536
Depreciation of fixed assets *(Note)*	**15,250**	8,556	**36,625**	20,741
Amortisation of intangible assets	**944**	—	**1,296**	—
Operating lease rentals in respect of office buildings	**6,084**	4,740	**18,158**	10,464
Value-added tax paid upon transfer of software within the Group	**—**	3,000	**—**	8,402
Other expenses	**41,000**	27,668	**116,825**	56,418
Total cost of revenues, selling and marketing expenses and general and administrative expenses	**261,589**	193,351	**700,616**	495,107

Note: Research and development expenses were RMB43,233,000 (for the three months ended 30 September 2004: RMB15,596,000) and RMB102,325,000 (for the nine months ended 30 September 2004: RMB36,310,000) for the three and nine months ended 30 September 2005, respectively. The expenses included employee benefit expenses and depreciation totalling RMB42,010,000 (for the three months ended 30 September 2004: RMB13,825,000) and RMB98,501,000 (for the nine months ended 30 September 2004: RMB27,069,000) for the three and nine months ended 30 September 2005, respectively.

The Group did not capitalise any research and development expenses for such periods.

5 **Tax expenses**

(a) *Income tax*

(i) Cayman Islands and British Virgin Islands Profits Tax

The Group has not been subject to any taxation in these jurisdictions for the nine months ended 30 September 2005 and 2004, respectively.

(ii) Hong Kong Profits Tax

No Hong Kong profits tax has been provided as the Group has no assessable profit arising in Hong Kong for the nine months ended 30 September 2005 and 2004, respectively.

(iii) PRC Enterprise Income Tax

PRC Enterprise Income Tax ("EIT") is provided on the assessable income of entities within the Group incorporated in the PRC for the nine months ended 30 September 2005 and 2004, respectively, calculated in accordance with the relevant regulations of the PRC after considering the available tax benefits from refunds and allowances.

There are five direct and indirect subsidiaries of the Company in the PRC, namely, Shenzhen Tencent Computer Systems Company Limited ("Tencent Computer"), Tencent Technology (Shenzhen) Company Limited ("Tencent Technology"), Shenzhen Shiji Kaixuan Technology Company Limited ("Shiji Kaixuan"), Shidai Zhaoyang Technology (Shenzhen) Company Ltd. and Tencent Technology (Beijing) Company Limited. The applicable EIT tax rates applicable to these five companies for the three and nine months ended 30 September 2005 range from 0% to 15%.

The taxation charges/(credits) of the Group for the three and nine months ended 30 September 2005 are analysed as follows:

	Unaudited		**Unaudited**	
	Three months ended 30 September		**Nine months ended 30 September**	
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
PRC current tax	**4,255**	6,122	**28,714**	17,115
Deferred tax	**(7,124)**	—	**(93,514)**	(988)
	(2,869)	6,122	**(64,800)**	16,127

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the tax rate of 15%, the tax rate enacted in Shenzhen, the PRC, where the principal activities of the Group are conducted. The difference is analysed as follows:

	Unaudited Three months ended 30 September		**Unaudited Nine months ended 30 September**	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Profit before income tax	**74,886**	112,560	**296,882**	340,906
Tax calculated at a tax rate of 15%	**11,233**	16,884	**44,532**	51,136
Effects of different tax rates available to different companies of the Group	**6,553**	—	**3,600**	—
Effects of tax holiday on assessable profit of subsidiaries	**(21,462)**	(27,014)	**(22,441)**	(79,272)
Expenses not deductible for tax purposes	**729**	518	**2,181**	1,438
Utilisation of previously unrecognised tax assets/ deferred tax assets not recognised	**—**	15,131	**(6,760)**	41,926
Recognition of previously unrecognised deferred tax assets	**—**	—	**(88,638)**	—
Unrecognised tax losses	**78**	603	**2,726**	899
Tax (credit)/charge	**(2,869)**	6,122	**(64,800)**	16,127

(b) *Value-added tax, Business tax and related taxes*

The operations of the Group are also subject to the following taxes in the PRC:

Category	**Tax rate**	**Basis of levy**
Value-added tax("VAT")	17%	Sales value of goods sold, offsetting by VAT on purchases
Business tax ("BT")	3-5%	Services fee income
City construction tax	1%	Net VAT and BT payable amount
Educational surcharge	3%	Net VAT and BT payable amount

6 Earnings per share

Basic

Basic earnings per share ("EPS") are calculated by dividing the profit for the periods by the weighted average number of ordinary shares in issue during each period.

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
Profit attributable to the equity holders of the Company for the period (RMB'000) *(Note a)*	**77,755**	106,438	**361,682**	324,779
Weighted average number of ordinary shares in issue (thousands) *(Note b)*	**1,774,880**	1,738,870	**1,770,912**	1,444,109
Basic EPS (RMB per share)	**0.044**	0.061	**0.204**	0.225

Diluted

Diluted EPS is calculated by adjusting the weighted average number of ordinary shares outstanding by the assumption of the conversion of all potential dilutive ordinary shares arising from share options granted by the Company (collectively forming the denominator for computing the diluted EPS). A calculation is done to determine the number of shares that could have been acquired at fair value (determined as to be the average market price of the Company's shares during the periods) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared against the number of shares that would have been issued assuming the exercise of the share options. The difference is added to the denominator as an issue of ordinary shares for no consideration. No adjustment is made to earnings (numerator).

	Unaudited Three months ended 30 September		Unaudited Nine months ended 30 September	
		(as restated)		(as restated)
	2005	2004	**2005**	2004
Profit attributable to the equity holders of the Company for the period (RMB'000) *(Note a)*	**77,755**	106,438	**361,682**	324,779
Weighted average number of ordinary shares in issue (thousands) *(Note b)*	**1,774,880**	1,738,870	**1,770,912**	1,444,109
Adjustments for share options (thousands) *(Note b)*	**46,926**	61,076	**45,692**	23,928
Weighted average number of ordinary shares for the calculation of diluted earnings per share (thousands)	**1,821,806**	1,799,946	**1,816,604**	1,468,037
Diluted EPS (RMB per share)	**0.043**	0.059	**0.199**	0.221

Note a: Profit attributable to the equity holders of the Company for the three and nine months ended 30 September 2004 has been restated to reflect the retrospective adjustments on the effects of share-based payment by the adoption of IFRS2.

Note b: All per share information has been adjusted retrospectively as if the effect of a split of the Company's shares had taken place on 1 January 2004.

7 Dividends

A final dividend for 2004 of HKD0.07 per share, totalling approximately HKD124,052,000 (equivalent to RMB132,036,000) (2003: USD3,500,000), was proposed pursuant to a resolution passed by the Board on 17 March 2005, and was approved by the shareholders in the annual general meeting held on 27 April 2005. The full amount had been paid as at 30 September 2005.

Operating Information

The following table sets forth certain operating statistics relating to our IM community and value-added services as at the dates and for the periods presented:

	For the 15-day period ended 30 September 2005	For the 15-day period ended 30 June 2005	Percentage Change
	(in millions)		
Registered IM user accounts (at end of period)	474.1	438.4	8.1%
Active user accounts (at end of period)	184.8	173.1	6.8%
Peak simultaneous online user accounts (for the quarter)	19.5	16.2	20.4%
Average daily user hours	291.8	265.4	9.9%
Average daily messages(1)	2,595.5	2,551.3	1.7%
Fee-based Internet value-added services registered subscriptions (at end of period)	10.1	9.4	7.4%
Fee-based mobile and telecommunications value-added service registered subscriptions (at end of period)(2)	8.4	9.2	(8.7%)

(1) Average daily messages include messages exchanged between PCs only and exclude messages exchanged with mobile handsets.

(2) Includes registered subscriptions for services provided directly by us or through mobile operators.

Other than our fee-based mobile and telecommunications value-added services registered subscriptions which was negatively impacted by the "cleaning up" of inactive accounts and accounts not registered through mobile channels undertaken by both ourselves and certain mobile operators, our operating platform generally showed healthy growth in the third quarter of 2005. While our ranking system has encouraged users to increase their usage of our services, we expect that our efforts to eliminate idle logins by users for the sole purpose of increasing their ranking within our ranking system will affect the statistics relating to our peak simultaneous online user accounts. If we do not take into account of idle logins, we estimate that our peak simultaneous online user accounts would have been 15.9 million and 14.0 million for the third quarter and second quarter of 2005 respectively.

Financial Performance Highlights

First Nine Months of 2005

The following table sets forth the comparative figures for the first nine months of 2005 and the first nine months of 2004:

	Unaudited Nine months ended 30 September	
		(as restated)*
	2005	2004
	(RMB in thousands)	
Revenues	**996,965**	829,052
Cost of revenues	**(329,695)**	(303,499)
Gross profit	**667,270**	525,553
Other gains, net	**43,050**	7,549
Selling and marketing expenses	**(135,617)**	(77,725)
General and administrative expenses	**(235,304)**	(113,883)
Operating profit	**339,399**	341,494
Financial costs, net	**(42,517)**	(588)
Profit before income tax	**296,882**	340,906
Income tax benefit/ (expenses)	**64,800**	(16,127)
Profit for the period	**361,682**	324,779

* The adoption of IFRS 2 "Share-based Payment" requires retrospective application of all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the nine months ended 30 September 2004 was reduced by RMB 3.8 million.

Revenues. Revenues increased by 20.3% to RMB997.0 million for the first nine months of 2005 from RMB829.1 million for the first nine months of 2004.

	Nine months ended 30 September			
	2005		2004	
	Amount	% of total revenues	Amount	% of total revenues
	(RMB in thousands, except percentages)			
Internet value-added services	523,605	52.5%	313,892	37.9%
Mobile and telecommunications value-added services	391,923	39.3%	472,526	57.0%
Online advertising	75,146	7.5%	37,057	4.4%
Others	6,291	0.7%	5,577	0.7%
Total revenues	996,965	100.0%	829,052	100.0%

Cost of revenues. Cost of revenues increased by 8.6% to RMB329.7 million for the first nine months of 2005 from RMB303.5 million for the first nine months of 2004.

	Nine months ended 30 September			
	2005		2004	
	Amount	% of segment revenues	Amount	% of segment revenues
	(RMB in thousands, except percentages)			
Internet value-added services	157,261	30.0%	105,505	33.6%
Mobile and telecommunications value-added services	140,875	35.9%	176,482	37.3%
Online advertising	22,331	29.7%	12,370	33.4%
Others	9,228	146.7%	9,142	163.9%
Total cost of revenues	329,695		303,499	

Third Quarter of 2005

Our unaudited consolidated revenues for the third quarter of 2005 were RMB362.8 million, an increase of 20.5% over the same period in 2004 and an increase of 8.7% quarter on quarter.

Operating profit for the third quarter of 2005 was RMB117.2 million, representing an increase of 3.5% over the same period in 2004 and a decrease of 1.3% quarter on quarter. As a percentage of revenues, operating profit accounted for 32.3% for the third quarter of 2005, compared to 37.6% for the same period of 2004 and 35.6% for the second quarter of 2005. The quarter-on-quarter decrease in operating profit margins is due to an increase in staff costs, particularly with respect to research and development. We increased our research and development effort in order to develop new products and services as well as enhanced functionalities for our existing products and services. We believe such investments will enhance our competitive position and bring us long term benefits.

Profit for the third quarter of 2005 was RMB77.8 million, representing a decrease of 26.9% from the same period in 2004 and a decrease of 58.4% quarter on quarter. The decrease in net profit includes the impact of the foreign exchange loss of RMB42.4 million in the third quarter of 2005 related to effect of the appreciation of the Renminbi that occurred in July 2005 on our US dollar-denominated cash and investments. In addition, our net profit for the second quarter of 2005 benefited from a tax benefit of RMB88.6 million relating to initial recognition of deferred tax assets whereas the tax benefit for the period was only RMB12.9 million. As a percentage of revenues, profit for the period accounted for 21.4% for the third quarter of 2005, compared to 35.4% for the same period of 2004 and 56.0% for the second quarter of 2005.

Management Discussion and Analysis

Effective from 1 January 2005, we have adopted International Financial Reporting Standard (IFRS) 2 "Share-based Payment" which resulted in a change in our accounting policy with respect to share option grants made to employees. The adoption of IFRS 2 requires a retrospective adjustment to the financial information for 2004. Accordingly, our financial information for the third quarter of 2004 set forth below has been restated.

Third Quarter of 2005 Compared to Second Quarter of 2005

The following table sets forth the comparative figures for the third quarter of 2005 and the second quarter of 2005:

	Unaudited Three months ended	
	30 September 2005	**30 June 2005**
	(RMB in thousands)	
Revenues	**362,829**	333,665
Cost of revenues	**(118,804)**	(108,963)
Gross profit	**244,025**	224,702
Other gains, net	**15,997**	15,148
Selling and marketing expenses	**(51,603)**	(45,501)
General and administrative expenses	**(91,182)**	(75,596)
Operating profit	**117,237**	118,753
Financial costs, net	**(42,351)**	(51)
Profit before income tax	**74,886**	118,702
Income tax benefit	**2,869**	68,271
Profit for the period	**77,755**	186,973

Revenues. Revenues increased by 8.7% to RMB362.8 million for the third quarter of 2005 from RMB333.7 million for the second quarter of 2005. The following table sets forth our revenues by line of business for the third quarter of 2005 and the second quarter of 2005:

	Three months ended			
	30 September 2005		**30 June 2005**	
	Amount	**% of total revenues**	**Amount**	**% of total revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	204,658	56.4%	169,883	50.9%
Mobile and telecommunications value-added services	121,154	33.4%	136,498	40.9%
Online advertising	34,683	9.6%	25,170	7.6%
Others	2,334	0.6%	2,114	0.6%
Total revenues	362,829	100.0%	333,665	100.0%

Revenues from our Internet value-added services increased by 20.5% to RMB204.7 million for the third quarter of 2005 from RMB169.9 million for the second quarter of 2005. The increase reflected the continuing success of our online identity and community business and the growth of our online games. Several new online identity and community products, such as Qzone and QQ Pets, showed signs of promising growth. In addition, Premium QQ services offered through non-mobile operator channels continued to grow, while Premium QQ services offered through mobile channels returned to a net growth as well.

Revenues from our mobile and telecommunications value-added services decreased by 11.2% to RMB121.2 million for the third quarter of 2005 from RMB136.5 million for the second quarter of 2005. This decrease primarily reflected a reversal of the significant growth in mobile IVR services, which was recorded in the previous quarter, as we temporarily suspended some IVR services during the third quarter to enhance the functionality of our platform.

Revenues from online advertising increased by 37.8% to RMB34.7 million for the third quarter of 2005 from RMB25.2 million for the second quarter of 2005. The increase was mainly attributable to the seasonal pick-up in orders (which generally are higher in the third quarter of each year), increased marketing of our advertising services and several significantly large orders from certain customers. New advertising revenues relating to the Internet searching functions that we initiated in early 2005 continued to grow at a healthy pace.

Cost of revenues. Cost of revenues increased by 9.0% to RMB118.8 million for the third quarter of 2005 from RMB109.0 million for the second quarter of 2005. The increase principally reflected the increase in bandwidth and server custody fees as we offered a broader range of products and services. Telecommunications operators' revenue share and imbalance fees relating to our Internet value-added services increased as our business volume increased, but was offset by a decrease in telecommunications operators' revenue

share and imbalance fees relating to our mobile and telecommunications value-added services, the net effect of which was that our total telecommunications operators' revenue share and imbalance fees remained fairly stable. As a percentage of revenues, cost of revenues remained constant at 32.7% in the third quarter of 2005, the same as in the second quarter of 2005. The following table sets forth our cost of revenues by line of business for the third quarter of 2005 and the second quarter of 2005:

	Three months ended			
	30 September 2005		**30 June 2005**	
	Amount	**% of segment revenues**	**Amount**	**% of segment revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	61,909	30.2%	52,775	31.1%
Mobile and telecommunications value-added services	44,274	36.5%	46,535	34.1%
Online advertising	9,533	27.5%	6,813	27.1%
Others	3,088	132.3%	2,840	134.3%
Total cost of revenues	118,804		108,963	

Cost of revenues for our Internet value-added services increased by 17.3% to RMB61.9 million for the third quarter of 2005 from RMB52.8 million for the second quarter of 2005. The increase mainly reflected the higher expenses associated with our bandwidth capacity and servers as we supported more bandwidth intensive services such as Qzone and online games. As the volume of our Internet value-added services increased, we also recognized higher amounts of telecommunications operators' revenue share and higher revenue sharing costs through our mobile collection channels. In addition, staff costs increased as we continued to recruit additional staff to develop and support new products and services.

Cost of revenues for our mobile and telecommunications value-added services decreased by 4.9% to RMB44.3 million for the third quarter of 2005 from RMB46.5 million for the second quarter of 2005. The decrease mainly reflected the decrease in telecommunications operators' revenue share and imbalance fees which corresponded to the decrease in our business volume. The decrease was partially offset by increased staff costs.

Cost of revenues for our online advertising increased by 39.9% to RMB9.5 million for the third quarter of 2005 from RMB6.8 million for the second quarter of 2005. The increase mainly reflects increased staff costs as we continue to build our online advertising sales team and the increased amount of sales commission paid to advertising agencies corresponding to the increased online advertising business volume.

Other gains, net. Other gains reflects primarily the interest income generated from bank deposits and other interest-earning financial assets and fair value gains on financial instruments. Other gains increased by 5.6% to RMB16.0 million for the third quarter of 2005 from RMB15.1 million for the second quarter of 2005. The increase was due to the increase in interest rates, particularly for US dollar-denominated cash and investments.

Selling and marketing expenses. Selling and marketing expenses increased by 13.4% to RMB51.6 million for the third quarter of 2005 from RMB45.5 million for the second quarter of 2005. The increase principally reflected higher promotional and advertising expenses and related staff costs and travel and entertainment costs. These expenses were incurred in order to launch new Internet value-added services and products, to diversify and explore new collection channels and to further enhance our strong brand recognition. We also incurred higher expenses to improve our customer care services. As a percentage of revenues, selling and marketing expenses increased to 14.2% in the third quarter of 2005 from 13.6% in the second quarter of 2005.

General and administrative expenses. General and administrative expenses increased by 20.6% to RMB91.2 million for the third quarter of 2005 from RMB75.6 million for the second quarter of 2005. The increase was mainly attributable to the continuing expansion of our strategic research and development staff as we focus on our key technologies, including IM functionalities, online games and our web portals. We also incurred increased staff-related costs due to the increase in headcount and increased office expenses related to the expansion of our Beijing office. These increases were partially offset by a decrease in professional consulting fees and expenses relating to the maintenance of our listing. As a percentage of revenues, general and administrative expenses increased to 25.1% in the third quarter of 2005 from 22.7% in the second quarter of 2005.

Financial costs. Financial costs merely represented foreign exchange loss. We recorded financial costs of RMB42.4 million for the third quarter of 2005 compared to RMB51,000 for the second quarter of 2005. The significant change was due to the foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of the Renminbi that occurred in July 2005 after the PRC changed its policy on valuing its currency. A significant portion of our cash and investments are subject to the same risk, and if the Renminbi continues to appreciate, further foreign exchange losses will occur.

Income tax benefit. We recorded a net tax credit of RMB2.9 million for the third quarter of 2005 compared to a net tax credit of RMB68.3 million for the second quarter of 2005. The higher net tax credit recorded in the second quarter of 2005 relates to the initial recognition of accumulated deferred tax assets of RMB88.6 million by Tencent Computer upon receiving the necessary approvals for the first time during the second quarter. These deferred tax assets relate to the self-developed software sales by Tencent Technology to Tencent Computer under our structure contracts. The cost of the software, which is amortized as expenses at Tencent Computer over its estimated contractual useful lives, is allowed for income tax deduction claims in ascertaining the assessable profits of Tencent Computer. As a result, these intra-group arrangements give rise to a potential temporary difference between the accounting base in our consolidated financial statements and the tax base in the financial

statements of Tencent Computer. In the third quarter of 2005, we recognized additional deferred tax assets arising from similar intragroup arrangements for the quarter in the amount of RMB12.9 million, and utilized RMB6.0 million of our deferred tax assets during the third quarter of 2005.

Profit for the period. As a result of the factors discussed above, profit for the period decreased by 58.4% to RMB77.8 million for the third quarter of 2005 from RMB187.0 million for the second quarter of 2005. Net margin was 21.4% for the third quarter of 2005 compared to 56.0% for the second quarter of 2005.

Third Quarter of 2005 Compared to Third Quarter of 2004

The following table sets forth the comparative figures for the third quarter of 2005 and the third quarter of 2004:

	Unaudited Three months ended 30 September	
		(as restated)*
	2005	**2004**
	(RMB in thousands)	
Revenues	**362,829**	300,986
Cost of revenues	**(118,804)**	(115,184)
Gross profit	**244,025**	185,802
Other gains, net	**15,997**	5,621
Selling and marketing expenses	**(51,603)**	(27,720)
General and administrative expenses	**(91,182)**	(50,447)
Operating profit	**117,237**	113,256
Financial costs, net	**(42,351)**	(696)
Profit before income tax	**74,886**	112,560
Income tax benefit/(expenses)	**2,869**	(6,122)
Profit for the period	**77,755**	106,438

* The adoption of IFRS 2 requires retrospective application to all share options granted to employees after 7 November 2002 and not vested as at 1 January 2005. As a result, profit for the three months ended 30 September 2004 was reduced by RMB1.5 million.

Revenues. Revenues increased by 20.5% to RMB362.8 million for the third quarter of 2005 from RMB301.0 million for the third quarter of 2004, as a result of significant increase in revenues from Internet value-added services and online advertising. The increase, however, was partially offset by the decrease in revenues from mobile and telecommunications value-added services. The following table sets forth our revenues by line of business for the third quarter of 2005 and the third quarter of 2004:

	Three months ended 30 September			
	2005		**2004**	
	Amount	**% of total revenues**	**Amount**	**% of total revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	204,658	56.4%	109,393	36.4%
Mobile and telecommunications value-added services	121,154	33.4%	173,655	57.7%
Online advertising	34,683	9.6%	15,995	5.3%
Others	2,334	0.6%	1,943	0.6%
Total revenues	362,829	100.0%	300,986	100.0%

Revenues from our Internet value-added services increased by 87.1% to RMB204.7 million for the third quarter of 2005 from RMB109.4 million for the third quarter of 2004. Revenues from our various online identity and community services and interactive entertainment, in particular avatars and online games, increased significantly as user adoption grew and as we continued to enhance our service offerings by launching new products such as Qzone and QQ Pets. Several new products and services also contributed to the increase in revenues derived from Internet value-added services. These increases were partially offset by a decrease in revenues from our more mature products and services that faced significant competition.

Revenues from our mobile and telecommunications value-added services decreased by 30.2% to RMB121.2 million for the third quarter of 2005 from RMB173.7 million for the third quarter of 2004. The number of subscriptions decreased significantly due to the continuing "cleaning up" of customer accounts undertaken by mobile operators and ourselves, the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile and the change in China Mobile's MMS billing policy. These decreases were partially offset by an increase in revenues from mobile voice value-added services due to high sales of ringback tones.

Revenues from online advertising increased by 116.8% to RMB34.7 million for the third quarter of 2005 from RMB16.0 million for the third quarter of 2004. The increase in revenues reflected our growing customer base, including certain customers who began to place significantly large orders, and some new advertising revenues relating to the Internet searching functions that we initiated in early 2005. In addition, our QQ.com portal continued to generate more revenues.

Cost of revenues. Cost of revenues increased by 3.1% to RMB118.8 million for the third quarter of 2005 from RMB115.2 million for the third quarter of 2004. The increase principally reflected the increased bandwidth and server custody fees as we supported more bandwidth intensive services, and the increased content costs as we offered richer content. In addition, staff costs increased as we increased the number of employees to support our various services and products. These increases were partially offset by the lower telecommunications operators' revenue share and imbalance fees due to the diversification of some of our fee collection channels into non-mobile based channels and due to the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively higher revenue sharing ratio than our other services. As a percentage of revenues, cost of revenues decreased to 32.7% in the third quarter of 2005 from 38.3% in the third quarter of 2004. The following table sets forth our cost of revenues by line of business for the third quarter of 2005 and the third quarter of 2004:

	Three months ended 30 September			
	2005		**2004**	
	Amount	**% of segment revenues**	**Amount**	**% of segment revenues**
	(RMB in thousands, except percentages)			
Internet value-added services	61,909	30.2%	38,655	35.3%
Mobile and telecommunications value-added services	44,274	36.5%	67,959	39.1%
Online advertising	9,533	27.5%	5,132	32.1%
Others	3,088	132.3%	3,438	176.9%
Total cost of revenues	118,804		115,184	

Cost of revenues for our Internet value-added services increased by 60.2% to RMB61.9 million for the third quarter of 2005 from RMB38.7 million for the third quarter of 2004. The increase mainly reflected expenses incurred to support more bandwidth intensive services, such as Qzone and online games, increased content costs associated with the offering of richer content services such as our avatars and music offerings. In addition, staff costs to support our growing range of Internet value-added services increased.

Cost of revenues for our mobile and telecommunications value-added services decreased by 34.9% to RMB44.3 million for the third quarter of 2005 from RMB68.0 million for the third quarter of 2004. The decrease was due mainly to the significant decrease in fees retained by mobile operators for their share of revenues and imbalance fees due to the termination of the 161 Mobile Chat fee sharing arrangement with China Mobile, which had a comparatively higher revenue sharing ratio than our other services, and due to a general decrease in our mobile and telecommunications value-added service business volume. The decrease was partially offset by an increase in staff costs as we increased the number of staff to support our various new products and services and an increase in content fees as we enriched our content.

Cost of revenues for our online advertising increased by 85.8% to RMB9.5 million for the third quarter of 2005 from RMB5.1 million for the third quarter of 2004. The increase mainly reflected the increased sales commissions paid to advertising agencies as the volume of our advertising contracts increased. In addition, we increased the number of staff to drive the growth of our online advertising sales team, and newly incurred expenses to offer Internet searching functions beginning in early 2005 in order to create a new source of advertising revenues.

Other gains, net. We recorded other gains of RMB16.0 million for the third quarter of 2005 compared to RMB5.6 million for the third quarter of 2004. The increase mainly reflected the additional interest income and fair value gains generated from increased cash investments into interest-earning financial assets. In addition, the increase in US dollar-denominated interest rates also contributed to the increase in other gains.

Selling and marketing expenses. Selling and marketing expenses increased by 86.2% to RMB51.6 million for the third quarter of 2005 from RMB27.7 million for the third quarter of 2004. The increase principally reflected increased promotional and advertising activities and higher staff costs as we launched and began marketing several new products and as we established new distribution channels. In addition, we increased our outsourcing as we expanded our customer support activities.

General and administrative expenses. General and administrative expenses increased by 80.7% to RMB91.2 million for the third quarter of 2005 from RMB50.4 million for the third quarter of 2004. The increase primarily reflected the increase in research and development costs as a result of an increase in the number of research and development staff and technical personnel developing new products and services to drive our future growth, including online games and IM functionalities. Staff cost also increased significantly as a result of a higher number of staff employed to support our business expansion and increased salary. Moreover, we have incurred increased leasing expenses as we opened new offices and relocated some of our regional offices, and have incurred increased professional consulting fees and expenses as we expanded our operations.

Financial costs. Financial costs merely represented foreign exchange loss. We recorded financial costs of RMB42.4 million for the third quarter of 2005. The significant change was due to the foreign exchange loss relating to our US dollar-denominated cash and investments in connection with the appreciation of the Renminbi that occurred in July 2005 after the PRC changed its policy on valuing its currency. A significant portion of our cash and investments are subject to the same risk, and if the Renminbi continues to appreciate, further foreign exchange losses will occur.

Income tax benefit/(expenses). We recorded a net tax credit of RMB2.9 million for the third quarter of 2005 compared to income tax expenses of RMB6.1 million for the third quarter of 2004. As discussed above, we were able to recognize potential deferred tax assets arising from the intragroup sales of software.

Profit for the period. Profit for the period decreased by 26.9% to RMB77.8 million for the third quarter of 2005 from RMB106.4 million for the third quarter of 2004. Net margin was 21.4% for the third quarter of 2005 compared to 35.4% for the third quarter of 2004.

Liquidity and Financial Resources

As at 30 September 2005 and 30 June 2005, we had the following major financial resources in the form of cash and investments:

	Unaudited	
	30 September 2005	**30 June 2005**
	(RMB in thousands)	
Cash and cash equivalents	1,605,883	1,124,492
Term deposits with initial term of over three months	275,773	547,459
Financial assets held for trading	468,345	675,200
Held-to-maturity investments	244,357	167,358
Total	2,594,358	2,514,509

A large portion of our financial resources represent non-Renminbi denominated proceeds raised from our initial public offering in 2004, and is held in deposits and investments denominated in US dollars. Because there are no cost-effective hedges against the appreciation of the Renminbi, we have not used any means to hedge our exposure to foreign exchange risk. In addition, generally there is no effective manner to convert significant amount of US dollars into Renminbi. Therefore, we may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits and investments.

We had no interest-bearing borrowings as at 30 September 2005.

Business Outlook

During the third quarter of 2005, we have continued to execute our strategy of growing our online platforms including our IM platform, QQ.com portal and QQ Game Portal. In addition, we have started to monetize our new Internet value-added products and services, including Qzone and QQ Pet, and new online games, such as QQ Tang. We have also soft-launched our online auction platform- www.paipai.com. We believe that over the long run, our online auction platform will become another significant online platform by which our users will interact and transact with each other and will generate significant commercial benefits for us. To increase our ability to monetize the significant traffic on our online platforms and to effectively compete against intensifying competition, we continued to increase our investment in the research and development of new products and services, branding of our online platforms and development of new billing and payment channels for our products and services.

In our Internet value-added services, our new products Qzone and QQ Pet have generated favorable responses from our users and have started to generate revenue for us. At this stage, we are still limiting the number of new accounts released for each service. We are currently working to enhance their technology platforms in preparation for the release of the products on a wider basis to our users.

In our online game business, QQ Game Portal remained the leading casual game platform in China. We are planning to increase our monetization of such leadership by increasing paid subscriptions and game item purchases for the casual games. Our advanced casual game QQ Tang has generated revenue for us during this quarter. We have also continued our closed-beta testing for the MMOG QQ Fantasy during the third quarter of 2005. On 25 October 2005, we launched open-beta testing for QQ Fantasy and have achieved over 600,000 peak concurrent user accounts on 20 November 2005. We expect to commercialize QQ Fantasy by the end of this year.

In our mobile and telecommunications value-added services, we expect continued volatility as industry policies and environment continue to evolve and competition continues to intensify. We will strive to manage these challenges by cooperating closely with operators and developing new features and products to create more value for our users. In addition, we are also increasing our investment in the customization of our Internet-based products and services for the wireless platform, such as our WAP portal and networked wireless casual games. We believe the advent of 3G will create significant market opportunities for these products and services in the future and we are making preparations to position ourselves as one of the early leaders in capturing these opportunities.

In our online advertising business, we believe our online platforms carry significant value to advertisers and we will continue to grow our online advertising business by investing in the branding of QQ.com, building a strong sales team and developing strong relationships with leading advertisers in China.

Other Information

Employee and Remuneration Policies

As at 30 September 2005, the Group had 2,117 employees (30 September 2004: 1,052), most of whom are based in the Company's head office in Shenzhen, the PRC. The number of employees employed by the Group varies from time to time depending on needs and they are remunerated based on industry practice.

The remuneration policy and package of the Group's employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses and share options may be awarded to employees according to the assessment of individual performance.

The total remuneration cost incurred by the Group for the three months ended 30 September 2005 was RMB90.1 million (2004: RMB 40.5 million).

Purchase, Sale or Redemption of the Company's Listed Securities

During the nine months ended 30 September 2005, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Intention to Repurchase the Company's Listed Securities

At the annual general meeting of the Company held on 27 April 2005, Shareholders granted to the Board, among others, a general mandate to repurchase a maximum of 177,217,560 shares. With a view to enhance Shareholders' value, the Company currently intends to repurchase shares of the Company on-market for an amount up to USD30 million pursuant to the general mandate and in accordance with the Listing Rules.

Cease to publish quarterly reports

In a view to better allocate resources, effective from the three months ended 30 September 2005, the Company shall cease to voluntarily publish quarterly reports. The Company shall continue to voluntarily release quarterly results announcements.

Audit Committee

The Audit Committee, which comprises two independent non-executive directors and one non-executive director of the Company, has reviewed the accounting principles and practices adopted by the Company and discussed auditing, internal control and financial reporting matters. The Audit Committee, together with the Auditors, has reviewed the Group's unaudited financial statements for the three and nine months ended 30 September 2005.

Compliance with the Code on Corporate Governance Practices

Save for the deviation from code provision A.2.1 of Appendix 14 to the Listing Rules in respect of the segregation of the role of the chairman and chief executive officer ("CEO"), none of the directors of the Company is aware of any information which would reasonably indicate that the Company has not, for any part of the nine months ended 30 September 2005, complied with the code provisions of the Code of Corporate Governance Practices as set out in Appendix 14 to the Listing Rules, which became effective from 1 January 2005.

Code provision A.2.1 provides that the roles of the chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

During the period under review, Mr Ma Huateng was the Chairman and Chief Executive Officer of the Company. The Board considered that an abrupt segregation of the role of the chairman and CEO would involve a sharing of power and authority of the existing structure which might create turmoil on the daily operations of, and extra cost to, the Company. In addition, the chairman and CEO must be proficient in IT knowledge and be sensitive to the fast and myriad changes in the business in order to lead the Company to react swiftly to any

market change, make timely decision in this fast-moving IT industry and ensure the sustainable development of the Company. Notwithstanding the above, the Board will review the current structure from time to time and shall make necessary amendments when the right time comes.

Appreciation

The dedication of the management and staff of the Group is an important ingredient necessary to meet the challenges and opportunities ahead. We would like to take this opportunity to record our cordial thanks to them all.

By Order of the Board
Ma Huateng
Chairman

Hong Kong, 23 November 2005

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

This announcement contains forward-looking statements relating to the business outlook, forecast business plans and growth strategies of the Group. These forward-looking statements are based on information currently available to the Group and are stated herein on the basis of the outlook at the time of this announcement. They are based on certain expectations, assumptions and premises, some of which are subjective or beyond our control. These forward-looking statements may prove to be incorrect and may not be realized in future. Underlying these forward-looking statements are a large number of risks and uncertainties. Further information regarding these risks and uncertainties is included in our other public disclosure documents.

Please also refer to the published version of this announcement in The Standard.